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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876851106

(Cusip Number)

October 21, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 876851106

1.	Name of Reporting Person: Jeffrey W. Taylor		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 5,309,333 shares of Common Stock[1]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 56.4% as of the date of this filing. (Based on 9,410,660 shares of Common Stock issued and outstanding as of December 31, 2002.)

12.	Type of Reporting Person: IN

1. See Footnote 1 in item 4.

13G
CUSIP No. 876851106

1.	Name of Reporting Person: Bruce W. Taylor		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 5,309,333 shares of Common Stock[1]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 56.4% as of the date of this filing. (Based on 9,410,660 shares of Common Stock issued and outstanding as of December 31, 2002.)

12.	Type of Reporting Person: IN

1. See Footnote 1 in item 4.

13G
CUSIP No. 876851106

1.	Name of Reporting Person: Cindy Taylor Bleil		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 5,309,333 shares of Common Stock[1]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 56.4% as of the date of this filing. (Based on 9,410,660 shares of Common Stock issued and outstanding as of December 31, 2002.)

12.	Type of Reporting Person: IN

1. See Footnote 1 in item 4.

13G
CUSIP No. 876851106

1.	Name of Reporting Person: Iris Tark Taylor		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 5,309,333 shares of Common Stock[1]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 56.4% as of the date of this filing. (Based on 9,410,660 shares of Common Stock issued and outstanding as of December 31, 2002.)

12.	Type of Reporting Person: IN

1. See Footnote 1 in item 4.

13G
CUSIP No. 876851106

1.	Name of Reporting Person: Taylor Voting Trust U/A/D 11/30/98		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 5,309,333 shares of Common Stock[1]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 56.4% as of the date of this filing. (Based on 9,410,660 shares of Common Stock issued and outstanding as of December 31, 2002.)

12.	Type of Reporting Person: OO

1. See Footnote 1 in item 4.

13G

Item 1.
	(a)	Name of Issuer:
TAYLOR CAPITAL GROUP, INC.
	(b)	Address of Issuer's Principal Executive Offices:
350 East Dundee Road, Suite 300 Wheeling, Illinois 60090

Item 2.
	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if none, Residence:

	(c)	Citizenship:
Jeffrey W. Taylor
c/o Taylor Capital Group, Inc.
350 East Dundee Road, Suite 300
Wheeling, Illinois 60090
U.S. Citizen

Bruce W. Taylor
c/o Taylor Capital Group, Inc.
350 East Dundee Road, Suite 300
Wheeling, Illinois 60090
U.S. Citizen

Cindy Taylor Bleil
c/o Taylor Capital Group, Inc.
350 East Dundee Road, Suite 300
Wheeling, Illinois 60090
U.S. Citizen

Iris Tark Taylor
c/o Taylor Capital Group, Inc.
350 East Dundee Road, Suite 300
Wheeling, Illinois 60090
U.S. Citizen

Taylor Voting Trust U/A/D 11/30/98
c/o Taylor Capital Group, Inc.
350 East Dundee Road, Suite 300
Wheeling, Illinois 60090
	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share
	(e)	CUSIP Number:
876851106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
5,309,333 shares of Common Stock[1]
(b) Percent of class:
Approximately 56.4% as of the date of this filing. (Based on 9,410,660 shares of Common Stock issued and outstanding as of December 31, 2002.)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
See item (a) above.
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
See item (a) above.
1/ The securities reported herein include: (i) 5,186,303 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor, Cindy Taylor Bleil and Iris Tark Taylor* each serve as trustees, (ii) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Melvin E. Pearl serves as trustee, (iii) 39,720 shares of Common Stock that are held in the Bruce Taylor Gift Trust under agreement dated 6/10/82, of which Melvin E. Pearl serves as trustee, (iv) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Melvin E. Pearl serves as trustee, and (v) 3,750 shares of Common Stock that are held in the Iris Tark Taylor IRA, of which Cole Taylor Bank serves as custodian.

* Iris Tark Taylor resigned as trustee of the Voting Trust on February 6, 2003.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

13G

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of February, 2003

JEFFREY W. TAYLOR

By:	/s/ Jeffrey W. Taylor
Name:	Jeffrey W. Taylor

BRUCE W. TAYLOR

By:	/s/ Bruce W. Taylor
Name:	Bruce W. Taylor

CINDY TAYLOR BLEIL

By:	/s/ Cindy Taylor Bleil
Name:	Cindy Taylor Bleil

IRIS TARK TAYLOR

By:	/s/ Iris Tark Taylor
Name:	Iris Tark Taylor

TAYLOR VOTING TRUST U/A/D 11/30/98

By:	/s/ Jeffrey W. Taylor
Name:	Jeffrey W. Taylor, Trustee

13G

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement Pursuant to Rule 13d-1 (k) (1) (iii) Concerning Joint Schedule 13G Filing